UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.Five)


                            Integrated Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   45812M104
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                                 (CUSIP Number)




        Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

                               Narendra K. Gupta

CUSIP No.  45812M104                  13G                      Page 2 of 4 Pages

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(1)    Names of Reporting  Person
       S.S. or I.R.S.  Identification  No. of Above Person

        Narendra K. Gupta                ###-##-####
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(2)    Check the Appropriate Box if a Member of a Group*
                                                          (a)     [ ]
                                                          (b)     [x]
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(3)    SEC Use Only

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(4)    Citizenship or Place of Organization

         U.S.A
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                     (5)    SOLE VOTING POWER
                            3,900 shares
                            (beneficial ownership of these shares is disclaimed)
    NUMBER OF        ----------------------------------------------------------
     SHARES          (6)    SHARED VOTING POWER
  BENEFICIALLY              3,045,100
   OWNED  BY                (beneficial ownership of 500,000 of these shares  is
      EACH                   disclaimed)
   REPORTING         ----------------------------------------------------------
     PERSON          (7)    SOLE DISPOSITIVE POWER
      WITH                  3,900 shares
                            (beneficial ownership of these shares is disclaimed)
                     ----------------------------------------------------------
                     (8)    SHARED DISPOSITIVE POWER
                            3,045,100 shares
                            (beneficial ownership of 500,000 of these shares  is
                             disclaimed)
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(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,049,000 shares
       (beneficial ownership of 503,900 of these shares is disclaimed)
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(10)   CHECK IF THE  AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN  SHARES*

       N/A
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(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       29.9%

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(12)   TYPE OF REPORTING PERSON*

       IN
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                      *SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.    45812M 10 4           13G                         Page 3 of 4 Pages

ITEM 1.  ISSUER'S NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:

         (a)      Integrated Systems, Inc.
         (b)      3260 Jay Street, Santa Clara, California 95054-3309

ITEM 2.  INFORMATION CONCERNING PERSON FILING:

         (a)      Narendra K. Gupta
         (b)      1252 Canada Road, Woodside, California 94062
         (c)      U.S.A.
         (d)      Common Stock
         (e)      45812M 10 4

ITEM 3.  STATUS OF PERSON FILING:

                  Not applicable.

ITEM 4.  OWNERSHIP:

         (a)      3,049,000 shares*
         (b)      29.9%
         (c)      (i)  3,900 shares*
                  (ii)  3,045,100 shares*
                  (iii)  3,900 shares*
                  (iv)  3,045,100 shares*

                  * Beneficial  ownership  of all  or some  of  these  shares is disclaimed as set forth on page 2 of this statement.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF  ANOTHER PERSON:


                  (a) As of December 31, 1995, 2,545,100 of the shares were held in the joint names of the filing person and his spouse, Vinita Gupta.

                  (b) As of December 31,  1995,  500,000 of the shares were held in trust for the benefit of the filing person's children. The filing person, his spouse and a third party, Kalyan Dutta, are trustees of the trust.

                  (c) As of December 31, 1995,  3,900 of the shares were held in the name of the filing person for his daughter under the Uniform Gifts to Minors Act of California.

CUSIP No.   45812M 10 4              13G                       Page 4 of 4 Pages

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY:

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF GROUP:

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10. CERTIFICATION:

                  Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       1/31/96
                                                -------------------------
                                                Date


                                                /S/ Narendra K. Gupta
                                                -------------------------
                                                Signature


                                                Narendra K. Gupta
                                                -------------------------
                                                Name/Title